UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

MOBILICOM LIMITED

Commission File Number 001-41427

(Translation of registrant’s name into English)

1 Rakefet Street

Shoham, Israel 6083705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the registrant’s press release issued on March 4, 2026, titled “Mobilicom is Gold Sponsor of the Loitering Munition Systems Summit in Huntsville, Alabama.”

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Mobilicom is Gold Sponsor of the Loitering Munition Systems Summit in Huntsville, Alabama”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILICOM LIMITED

Date: March 4, 2026	By:	/s/ Oren Elkayam
		Name:	Oren Elkayam
		Title:	Chairman

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